UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2010

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated July 20, 2010.

Exhibit 99.1

Golar LNG Limited - Annual Overview

Issuers of listed transferable securities are, according to the Securities
Trading Act section § 5-11, required to provide Oslo Stock Exchange with an annual overview of information made available to the public. Attached is an overview for Golar LNG Limited (the “Company”) for the period 9 July 2009 to 8 July 2010.

The information is available on the Company’s website (www.golarlng.com) and at www.newsweb.no.

Golar LNG Limited
15 July 2010

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)
Annual Overview

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: July 20, 2010	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer